UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on candidates nominated by preferred shareholders for the Fiscal Council

—

Rio de Janeiro, March 31, 2022 - Petróleo Brasileiro S.A. - Petrobras, in accordance with the terms of the Ofício-Circular/Anual-2022-CVM/SEP, informs that it has received from preferred shareholders the nomination of candidates to the Fiscal Council, which will take place at the Annual General Meeting to be held on April 13, 2022.

Investment fund managed by PrismaInvest Gestão de Recursos Ltda. has indicated the following candidates:

Candidate Name	Position
Caio Ramalho	Member of the Fiscal Council (Main) representing preferred shareholders
Gaspar Carreira Jr.	Member of the Fiscal Council (Alternate) representing preferred shareholders

Below is the resume of the nominated candidate:

Caio Ramalho. Mr. Caio Ramalho has 24 years of experience in Investment and Business Analysis, having worked in Private Equity, Investment Banking, Asset Management and Consulting firms. He was a partner at ltapoena Capital Advisors (HMC ltajubá group) and a partner at Prismalnvest Gestão de Recursos. He is a partner at FaerOn Ventures, a corporate training, consulting and advisory company. In parallel, he has been working for 15 years as a professor in several executive courses, including MBAs in the areas of Private Equity & Venture Capital, Finance, Investments and Business, as well as graduate courses and LLMs in the areas of Corporate, Tax, Business and Technology Law, with diverse experiences in academic institutions such as Fundação Getúlio Vargas (FGV), since 2010, and Pontifícia Universidade Católica do Rio de Janeiro (PUC-Rio), from 2014 to 2018. Organizer and coauthor of two books on Private Equity and Venture Capital in Brazil and coauthor of two publications on Corporate Governance. Member and coordinator of a thematic commission of the Brazilian Institute of Corporate Governance (IBGC). PhD candidate in Engineering at the Federal University of Rio de Janeiro (UFRJ), Master in Finance at EPGE FGV, MBA in Investment Analysis at IAG PUC-Rio and Bachelor in Administration at UFRJ. He has several trainings in the areas of Corporate Governance, Law and Investments, besides the certifications of Fiscal Councilor (CCF), Administration Councilor (CCA) and Audit Committee (CCoAud) from IBGC, and the Managers and Councilors: Investments certification as well as the Managers and Councilors: Administration certification from ICSS. He is a full member of the Fiscal Council of Ecorodovias Infraestrutura e Logística S.A. (term of office until GM 2022) and is a full member of the fiscal council of Grupo Mateus S.A. (term of office until GM 2022), and former independent member of the board of directors of SulAmérica S.A. (2021 a 2022). (resumé received by Petrobras)

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valladares 28 – 19º andar – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

Gaspar Carreira Jr. Mr. Gaspar Carreira Jr. has been a finance executive for over 25 years, a board member for 8 years, with certifications from IBGC, CelintBra, GoNew and ICSS and Previc qualification, with experience in the infrastructure, agribusiness, telecom, automotive, retail, third sector and supplementary pension markets, in national and multinational companies and startups, as an executive, member of advisory and fiscal councils, consultant and angel investor. Specialized in companies, projects and areas of high operational complexity, large physical and financial volumes, intensive in manpower and technology. He leads and participates in projects of judicial recovery, digital transformation, corporate turnaround, incorporations, shared services center, backoffice outsourcing (BPO), ERP implementation, zero-based budgeting, matrix, and strategic planning. Director of teams with more than 2 thousand people, including own and third parties, with up to 7 direct and 19 indirect senior managers; budget of 7 billion reais/year, in the areas of revenue assurance, anti-fraud, credit, collection and collection, billing, taxes, payroll, accounting, accounts payable, sales administration, control of contingencies and guarantees, shareholder relations and legal backoffice. Graduated in Economics, Post-Graduated in Finance at PUC-RJ and Executive MBA at Coppead. Fluent English, basic Spanish and native Portuguese. He is an alternate member of the fiscal council of Ecorodovias Infraestrutura e Logística S.A. (term of office until GM 2022), and an alternate member of the fiscal council of Grupo Mateus S.A. (term of office until GM 2022), member of the audit committee of Padtec S.A. (term of office until GM 2023), member of the audit and risk committee at Agrofértil S.A. (term of office until GM 2023), and former member of the fiscal council at SulAmérica S.A. (2021 a 2022). Owner partner of GC Experts, a consulting company specializing in corporate financial management, and partner at Celint, a company that trains, certifies and provides services in the area of corporate governance. (resumé received by Petrobras)

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valladares 28 – 19º andar – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer